Exhibit 99.1
SCHEDULE I
Eugene Melnyk

		Per Share
Trade Date	Shares	Average Price	Nature of Transaction

December 16, 2008	450,000	USD$9.2088	Open market sales

December 17, 2008	350,000	USD$9.2181	Open market sales

December 18, 2008	500,000	USD$9.1541	Open market sales

December 19, 2008	100,000	USD$9.0011	Open market sales

December 22, 2008	98,400	USD$8.9303	Open market sales

December 23, 2008	66,600	USD$8.9929	Open market sales